Filed Pursuant to Rule 433

Registration Statement No. 333-222827

Issuer Free Writing Prospectus dated March 13, 2019

Relating to Preliminary Prospectus Supplement dated March 13, 2019

KLA-Tencor Corporation

4.100% Senior Notes Due 2029

5.000% Senior Notes Due 2049

Pricing Term Sheet

Issuer:	KLA-Tencor Corporation

Format:	SEC-Registered

Trade Date:	March 13, 2019

Settlement Date:	March 20, 2019 (T+5)

Lead Book-running Manager:	J.P. Morgan Securities LLC

Joint Book-running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-managers:

Academy Securities, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

ICBC Standard Bank Plc

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Use of Proceeds:	We intend to use the net proceeds of this offering to partially refinance our existing debt, including borrowings under the Credit Agreement, to repurchase shares, and for general corporate purposes.

Security Description:	4.100% Senior Notes due 2029	5.000% Senior Notes due 2049

Principal Amount:	$800,000,000	$400,000,000

Coupon:	4.100%	5.000%

Maturity Dates:	March 15, 2029	March 15, 2049

Offering Price:	99.522% of face amount	99.278% of face amount

Yield to Maturity:	4.159%	5.047%

Spread to Benchmark Treasury:	T+155 basis points	T+205 basis points

Benchmark Treasury Issue:	2.625% due February 15, 2029	3.375% due November 15, 2048

Benchmark Treasury Price and Yield:	100-04+/2.609%	107-12+/2.997%

Expected Ratings:	Baa1/BBB/BBB+ (Moody’s/S&P/Fitch)	Baa1/BBB/BBB+ (Moody’s/S&P/Fitch)

Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2019	March 15 and September 15 of each year, commencing September 15, 2019

Optional Redemption:	Make-whole call at T + 25 basis points; Par call on or after December 15, 2028	Make-whole call at T + 30 basis points; Par call on or after September 15, 2048

Repurchase Upon Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of the notes — Repurchase upon change of control triggering event” in our Preliminary Prospectus Supplement dated March 13, 2019.

CUSIP:	482480AG5	482480AH3

ISIN:	US482480AG50	US482480AH34

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult with their own advisors.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.